Exhibit 99.3

Sprott Physical Copper Trust Announces Approval of Mutual Fund Restructuring by Unitholders

Trust Expected to Begin Trading on NYSE Arca on May 4, 2026

Enhanced Monthly Physical Redemption Feature

This press release constitutes a “designated news release” for the purposes of the Sprott Physical Copper Trust’s prospectus supplement dated July 8, 2024 to its base shelf prospectus dated July 3, 2024.

TORONTO, April 30, 2026 – Sprott Asset Management LP (“Sprott Asset Management”), a wholly-owned subsidiary of Sprott Inc. (“Sprott”) (NYSE/TSX: SII), on behalf of the Sprott Physical Copper Trust (TSX: COP.UN) (TSX: COP.U) (the “Trust” or “COP”), a closed-end trust created to invest and hold substantially all of its assets in physical copper metal, today announced that, at a special meeting of unitholders of the Trust held earlier today, unitholders approved the restructuring of the Trust from a non-redeemable investment fund to a mutual fund for the purposes of applicable Canadian securities laws. Detailed voting results are as follows:

	Vote by Ballot
	Votes FOR	Votes AGAINST
Resolution authorizing the restructuring of the Trust from a non-redeemable investment fund to a mutual fund for the purposes of applicable Canadian securities laws	4,968,339	23,903
	(99.521)%	(0.479)%

As a result of the approval, the previously announced amendments to COP’s trust agreement which result in the Trust’s original semi-annual redemption feature becoming a monthly redemption feature and the removal of a cap on the number of COP trust units (“Units”) that could be redeemed each redemption period, as well as certain consequential changes related to the foregoing and the listing of the Units on the NYSE Arca, will become effective May 1, 2026. The summary of the amendments in this press release is qualified in its entirety by the provisions of Amendment No. 1 to the Trust Agreement, a copy of which is available under the Trust’s profile on SEDAR+ at www.sedarplus.ca.

“We are thrilled to be bringing the Sprott Physical Copper Trust, the world’s first physical copper investment fund, to the NYSE,” said John Ciampaglia, CEO of Sprott Asset Management. “The Trust provides investors seeking exposure to physical copper with an alternative to holding copper futures. Copper is a critical component of electrification efforts and with the emergence of AI and data centers as well as the need to modernize aging electrical grids, we believe demand is poised to increase in the coming years.”

“In conjunction with the NYSE listing, the Trust will also be implementing an unlimited monthly physical redemption feature that will allow investors to take physical delivery of copper from a number of different geographic locations,” continued Mr. Ciampaglia. “We expect this feature to broaden interest in the Trust to a wider range of global investors.”

In addition to the effectiveness of the amendments to COP’s trust agreement, as previously announced, the Units are expected to start trading on the NYSE Arca on or about May 4, 2026 under the symbol “SCOP”. The listing of the Units on the NYSE Arca remains subject to the filing and effectiveness of a registration statement filed under the U.S. Securities Exchange Act of 1934 in respect of the listing of the Units on the NYSE Arca (the “Registration Statement”).

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials. At Sprott, we are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and Sprott’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “SII”. For more information, please visit www.sprott.com. Sprott Asset Management is a wholly-owned subsidiary of Sprott and is the investment manager to the Trust.

About the Trust

Important information about the Trust, including the investment objectives and strategies, applicable management fees, and expenses, is contained in the current annual information form for the Trust and the Trust’s prospectus. Please read these documents carefully before investing. You will usually pay brokerage fees to your dealer if you purchase or sell units of the Trust on a stock exchange. If the units are purchased or sold on a stock exchange, investors may pay more than the current net asset value when buying units or shares of the Trust and may receive less than the current net asset value when selling them. Investment funds are not guaranteed, their values change frequently and past performance may not be repeated.

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements in this press release include, without limitation, statements regarding the listing of the Units on NYSE Arca, the effectiveness of the Registration Statement and future demand for copper. With respect to the forward-looking statements contained in this press release, the Trust has made numerous assumptions regarding, among other things: the Registration Statement becoming effective on a timely basis, as well as dynamics in the copper market. While the Trust considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors and uncertainties that could cause the Trust's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. A discussion of certain risks and uncertainties facing the Trust appears in the Trust’s Annual Information Form for the year ended December 31, 2025, and its prospectus supplement dated July 8, 2024 and related short-form base shelf prospectus dated July 3, 2024, as updated by the Trust's continuous disclosure filings, which are available at www.sedarplus.ca. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and the Trust disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:

Glen Williams

Senior Managing Partner

Investor and Institutional Client Relations

Direct: 416-943-4394

gwilliams@sprott.com